

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

Bellatrix Exploration Ltd. Announces Market Price to be used for Issuance
of Common Shares on Redemption of Debentures

Calgary, Alberta, October 12, 2013, Bellatrix Exploration Ltd. ("**Bellatrix**" or the "**Company**") (BXE-TSX) is pleased to announce that upon redemption of its currently outstanding 4.75% Convertible Unsecured Subordinated Debentures due April 30, 2015 (the "**Debentures**") common shares of the Company (the "**Common Shares**") will be issued to satisfy the principal amount of the Debentures plus accrued and unpaid interest up to, but excluding, the Redemption Date (as defined below) based on a price of $7.62 per Common Share (the "**Redemption Issuance Price**"). As a result, holders of Debentures who have not elected to convert their Debentures prior to the Redemption Date will receive approximately 134.2047 Common Shares for each $1,000 principal amount of Debentures (which includes Common Shares issued based on the Redemption Issuance Price to satisfy accrued and unpaid interest up to, but excluding, the Redemption Date). As set out in the previously issued press release and notice of redemption, the redemption date of the Debentures will be October 21, 2013 (the "**Redemption Date**").

Pursuant to the terms of the Debentures, the Redemption Issuance Price was calculated based on 95% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "**TSX**") for the 20 consecutive trading days ending on October 11, 2013.

Each holder not wishing to receive Common Shares upon redemption of the Debentures at the Redemption Issuance Price has the right to convert their Debentures into Common Shares at a conversion price of $5.60 per Common Share (the "**Conversion Price**") at any time on or prior to October 18, 2013. A holder electing to convert the principal amount of their Debentures will receive approximately 178.5714 Common Shares for each $1,000 principal amount of Debentures converted plus a cash payment for accrued unpaid interest up to, but excluding, the conversion date.

No fractional shares will be issued on redemption or conversion but, in lieu thereof, the Company shall pay the cash equivalent thereof determined on the basis of the current market price of the Common Shares (as calculated in accordance with the terms of the Debentures) on the Redemption Date or conversion date, as applicable (less any tax required to be deducted, if any).

As the Debentures were issued in "book-entry only" form and are held by CDS Clearing and Depository Services Inc., beneficial holders of Debentures must contact their broker, dealer, bank, trust company or other nominee to exercise their right to convert their Debentures. Beneficial holders who intend to convert their Debentures should ensure that they contact their broker, dealer, bank, trust company or other nominee well in advance of the Redemption Date to ensure that they understand the procedure required to exercise their right of conversion. All holders of Debentures who fail to deliver a notice of conversion on or prior to October 18, 2013 (or such other earlier time as may be indicated by their broker, dealer, bank, trust company or other nominee) shall have their Debentures redeemed on the Redemption Date and shall receive that number of Common Shares obtained by dividing the Redemption Price by the Redemption Issuance Price.

The Debentures will be delisted from trading on the TSX at the close of trading on the Redemption Date.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. The Common Shares and Debentures trade on the TSX under the symbols BXE and BXE.DB.A, respectively and the Common Shares trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
Suite No. 1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
(www.bellatrixexploration.com)